UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Teva Announces Pricing of Additional CHF1.0 Billion of Senior Notes

in Connection with Pending Acquisition of Actavis Generics

— Completes $20.4 Billion Debt Financing for Acquisition —

Jerusalem, July 21, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that it successfully priced a debt offering by its special purpose finance subsidiary Teva Pharmaceutical Finance Netherlands IV B.V., consisting of the following tranches:

•	CHF300 million of 0.125% fixed rate senior notes maturing in 2018;
•	CHF350 million of 0.500% fixed rate senior notes maturing in 2022; and
•	CHF350 million of 1.000% fixed rate senior notes maturing in 2025.

The notes will be sold at a price of 100.000%, 100.221% and 100.257% of the principal amount thereof, respectively, and will be guaranteed by Teva Pharmaceutical Industries Limited. These notes are in addition to the multi-tranche $15.0 billion aggregate principal amount of USD-denominated senior notes and €4.0 billion aggregate principal amount of euro-denominated senior notes that priced earlier this week.

“With this Swiss franc-denominated transaction, Teva has just completed a highly successful series of debt offerings across three major markets. Final yields and spreads across all maturities, which ranged from two to 30 years, were significantly lower than our initial expectations, and materially decreased during the offering process,” stated Eyal Desheh, Teva’s Chief Financial Officer. “In each of these offerings, investor demand was a significant multiple of the offering size, which demonstrates the confidence the capital markets have in Teva, its future and its business model.”

The net proceeds from this CHF offering will be approximately CHF998.8 million, after underwriting discounts and estimated offering expenses. Teva intends to use the net proceeds from this offering (and the USD and Eurobond offerings) towards the cash portion of the purchase price for its previously announced acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), to pay related fees and expenses, and/or otherwise for general corporate purposes. Closing of the CHF offering is expected on July 28, 2016.

The offering is being made outside the United States to non-U.S. persons in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Disclaimers

This communication is not an offer for sale of any securities of Teva Pharmaceutical Industries Limited or Teva Pharmaceutical Finance Netherlands IV B.V. in the United States or to, or for the benefit or account of, U.S. persons (as defined in Regulation S under the Securities Act) or in any other jurisdiction in which such offering would be unlawful. The securities have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to, or for the benefit or account of, U.S. persons except in a transaction not subject to, or pursuant to an exemption from, the registration requirements under the Securities Act.

In member states of the European Economic Area, the securities are being offered only to qualified investors within the meaning of Directive 2011/71/EC, as amended, in accordance with the respective regulations of each member state in which the securities are being offered.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) (a) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Subject to the foregoing paragraph, the securities described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This document is an advertisement for purposes of applicable measures implementing Directive 2003/71/EC and amendments thereto (the “Prospectus Directive”) and is not a prospectus for the purposes of the Prospectus Directive.

In connection with the issue of the notes, one or more of the managers (or persons acting on behalf of any of the managers) may over-allot notes or effect transactions with a view to supporting the market prices of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that such managers (or persons acting on behalf of any such manager) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action or overallotment must be conducted by the relevant manager (or persons acting on behalf of such manager) in accordance with all applicable laws and rules.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. It does not constitute an offering prospectus within the meaning of Art. 652a and 1156 of the Swiss Code of Obligations, nor a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:		/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

Date: July 21, 2016